Filed pursuant to Rule 424(b)(2)

Registration Nos. 333-132370 and 333-132370-01

CALCULATION OF REGISTRATION FEE

Class of securities offered	Aggregate offering price	Amount of registration fee
Medium-Term Senior Notes, Series D	$10,000,000.00	$393.00	(1)

(1)	The filing fee of $393.00 is calculated in accordance with Rule 457(r) of the Securities Act of 1933. The registration fee of $393.00 due for this offering is offset against the $165,868.68 remaining of the fees most recently paid on May 28, 2008, of which $165,475.68 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Pricing Supplement No. 2008—MTNDD288, Dated June 24, 2008

(To Prospectus Supplement Dated April 13, 2006 and Prospectus Dated March 10, 2006)

US$10,000,000 principal amount

Citigroup Funding Inc.

Medium-Term Notes, Series D

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed by Citigroup Inc.

Notes Based Upon a Basket of Commodities Due June 27, 2011

•	We will not make any payments on the notes prior to maturity.

•

The notes will mature on June 27, 2011. You will receive at maturity, for each US$1,000 principal amount of notes you hold, an amount in cash equal to US$980 plus the basket return amount, which may be positive or zero. The amount you receive at maturity could be less than US$1,000 per note but will be at least US$980 per note.

•

The basket return amount will be based upon the percentage change from the date of this pricing supplement which we refer to as the pricing date, to the fifth business day before maturity, which we refer to as the valuation date, in (i) the London PM Fix price of gold, (ii) the London PM Fix price of platinum, (iii) the cash settlement price of aluminum and (iv) the cash settlement price of copper. We refer to any one of gold, platinum, aluminum and copper as a basket commodity and, together, as the basket commodities. We refer to the percentage change in the price of a basket commodity from the pricing date to the valuation date as an allocated commodity return.

•

If the sum of the allocated commodity returns for each basket commodity (expressed as a percentage), which we refer to as the basket return percentage, is less than or equal to zero, the basket return amount will equal zero.

•

If the basket return percentage is greater than zero, the basket return amount will equal the product of (a) US$1,000 and (b) the basket return percentage, provided that the basket return amount will not be greater than 45% of the principal amount of your notes, or US$450 per note and in no circumstance will the amount you receive at maturity, including principal, be more than US$1,430 per note.

•	The notes will be issued in minimum denominations and integral multiples of US$1,000.

•	We will not apply to list the notes on any exchange.

Investing in the notes involves a number of risks. See “Risk Factors Relating to the Notes” beginning on page PS-7.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this prospectus, prospectus supplement and pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposits or savings accounts but are unsecured debt obligations of Citigroup Funding Inc. The notes are not insured by the Federal Deposit Insurance Corporation or by any other governmental agency or instrumentality.

Citigroup Global Markets Inc., an affiliate of Citigroup Funding and the underwriter of the sale of the notes, will purchase the notes from Citigroup Funding at a price of US$1,000 per note and expects to sell the notes to the public, directly or through certain dealers, in one or more transactions at market prices prevailing at the time of sale or at prices otherwise negotiated. Financial Advisors employed by Smith Barney, a division of Citigroup Global Markets, will receive a fixed sales commission of $20.00 for each US$1,000 note they sell. Similarly, certain dealers, including Citicorp Financial Services Corp., Citigroup Global Markets Singapore Pte. Ltd. and Citigroup Global Markets Asia Limited, broker-dealers affiliated with Citigroup Global Markets, will receive a concession of $20.00 for each note they sell. Additionally, it is possible that Citigroup Global Markets and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. You should refer to “Risk Factors Relating to the Notes” and “Plan of Distribution” in this pricing supplement for more information.

	Per Note	Total
Public Offering Price	$1,000.00	$10,000,000.00
Underwriting Discount	$0.00	$0.00
Proceeds to Citigroup Funding Inc.	$1,000.00	$10,000,000.00

We expect that delivery of the notes will be made against payment therefor on or about June 27, 2008.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

SUMMARY INFORMATION—Q&A

This summary includes questions and answers that highlight selected information from the accompanying prospectus and prospectus supplement and this pricing supplement to help you understand the Notes Based Upon a Basket of Commodities Due June 27, 2011. You should carefully read the entire prospectus, prospectus supplement and pricing supplement to understand fully the terms of the notes, as well as the principal tax and other considerations that are important to you in making a decision about whether to invest in the notes. You should, in particular, carefully review the section entitled “Risk Factors Relating to the Notes,” which highlights a number of risks, to determine whether an investment in the notes is appropriate for you. All of the information set forth below is qualified in its entirety by the more detailed explanation set forth elsewhere in this pricing supplement and the accompanying prospectus supplement and prospectus.

What Are the Notes?

The notes are commodity basket-linked securities issued by Citigroup Funding Inc. that have a maturity of approximately three years. The notes pay an amount at maturity that will depend on the percentage change from the pricing date to the valuation date in (i) the London PM Fix price of a troy ounce of gold for delivery in London, as set by the London Gold Market Fixing Ltd. (“LGMF”), (ii) the London PM Fix price of a troy ounce gross of platinum for delivery in Zurich, as set by the London Platinum and Palladium Market (“LPPM”), (iii) the cash settlement price per ton of high grade primary aluminum traded on the London Metal Exchange (“LME”) and (iv) the cash settlement price per ton of copper grade A traded on the LME. If the basket return percentage is less than or equal to zero, the basket return amount will equal zero and the payment you receive at maturity will equal only 98% of your initial investment in the notes, or US$980 per note. If the basket return percentage is greater than zero, the payment you receive at maturity will equal US$980 plus the basket return amount. Because the amount you receive at maturity is determined by adding the basket return amount to 98%, not 100%, of the principal amount of the notes, the basket return amount, even if greater than zero, will be offset by an amount equal to 2% of the principal amount of the notes, or US$20 per note. In addition, because the basket return amount is limited to 45% of the principal amount of the notes, or US$450 per note, in no circumstances will the payment you receive at maturity be more than US$1,430 per note.

The notes mature on June 27, 2011 and do not provide for earlier redemption by you or by us. The notes are a series of unsecured senior debt securities issued by Citigroup Funding. Any payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company. The notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and, as a result of the guarantee, any payments due under the notes, including any payment of principal, will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc.

You may transfer the notes only in minimum denominations and integral multiples of US$1,000. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the notes in the form of a global certificate, which will be held by The Depository Trust Company or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the notes by individual investors. Accountholders in the Euroclear or Clearstream clearance systems may hold beneficial interests in the notes through the accounts that each of these systems maintains as a participant in DTC. You should refer to “Description of the Notes—Book-Entry System” in the accompanying prospectus supplement and the section “Description of Debt Securities—Book-Entry Procedures and Settlement” in the accompanying prospectus for further information.

Will I Receive Interest on the Notes?

No. We will not make any periodic payments of interest on the notes or any other payments on the notes during the term of the notes.

What Will I Receive at Maturity of the Notes?

The notes will mature on June 27, 2011. You will receive at maturity, for each US$1,000 principal amount of notes you hold, an amount in cash equal to US$980 plus a basket return amount, which will not be less than zero or greater than US$450. The total return on your investment will not exceed US$430 per note, which we refer to as the maximum return amount.

How Will the Basket Return Amount Be Calculated?

The basket return amount per note will equal the product of (a) US$1,000 and (b) the sum of the allocated commodity returns, provided that the basket return amount will not be less than zero or greater than US$450.

The commodity return for each basket commodity, expressed as a percentage, will equal:

Ending Price – Starting Price
Starting Price

The allocated commodity return for each basket commodity, expressed as a percentage, will equal:

Ending Price – Starting Price	×	Allocation Percentage
Starting Price

The allocation percentage for each of the basket commodities will equal 25%.

The basket return percentage will equal the sum of the allocated commodity returns for each basket commodity.

The starting price equals:

•	for gold, US$889.50, the price, stated in U.S. dollars, of a troy ounce of gold on the pricing date;

•	for platinum, US$2,037.00, the price, stated in U.S. dollars, of a troy ounce gross of platinum on the pricing date;

•	for aluminum, US$3,064.50, the cash settlement price, stated in U.S. dollars, of a ton of high grade primary aluminum on the pricing date; and

•	for copper, US$8,491.50, the cash settlement price, stated in U.S. dollars, of a ton of copper grade A on the pricing date.

The ending price will equal:

•

for gold, the price, stated in U.S. dollars, of a troy ounce of gold as set by the five members of the LGMF during the afternoon session of the twice daily gold price fix which starts at 3:00 p.m. London, England time (the “London PM Fix of Gold Price”) on the valuation date, as quoted on Reuters Page “GOFO” or any successor page;

•

for platinum, the price, stated in U.S. dollars, of a troy ounce gross of platinum as set by the fixing members of the LPPM during the afternoon session of the twice daily platinum price fix which starts at 2:00 p.m. London, England time (“the London PM Fix of Platinum Price”) on the valuation date, as quoted on Reuters Page “STBL” or any successor page;

•

for aluminum, the cash settlement price, stated in U.S. dollars, of a ton of high grade primary aluminum traded on the LME on the valuation date, as quoted on Reuters Page “SETTMAL01” or any successor page; and

•	for copper, the cash settlement price, stated in U.S. dollars, of a ton of copper grade A traded on the LME on the valuation date, as quoted on Reuters Page “SETTMCU01” or any successor page.

If the price of any basket commodity on any date of determination is not reported on the relevant Reuters page or any successor page thereto, but is otherwise published on Bloomberg Page “GOLDLNPM <INDEX>“ in the case of gold; Bloomberg Page “PLTMLNPM <INDEX>“ in the case of platinum; Bloomberg Page “LOAHDY <CMDTY>“ in the case of aluminum; and Bloomberg Page “LOCADY <CMDTY>“ in the case of copper, the relevant price will be determined by reference to such relevant Bloomberg page. If the price of any basket commodity on any date of determination is not reported on the relevant Reuters page or any successor page thereto, or Bloomberg page or any successor page thereto, but is otherwise published by the LGMF, the LPPM or the LME, as applicable, the price for that basket commodity will be determined by reference to the price of that basket commodity so published. If any price is unavailable on any date of determination because of a market disruption event or otherwise, the price of that basket commodity, unless deferred by the calculation agent as described below, will be the arithmetic mean, as determined by the calculation agent, of the price of the relevant basket commodity or the commodities futures underlying the basket commodity, as applicable, on that date obtained from as many dealers in the relevant basket commodity or in the commodities futures underlying the basket commodity, as applicable, (which may include Citigroup Global Markets or any of our other affiliates), but not exceeding three such dealers, as will make such price available to the calculation agent. The determination of the price of the relevant basket commodity by the calculation agent in the event of a market disruption event may be deferred by the calculation agent for up to three consecutive business days on which a market disruption event is occurring, but not past the business day prior to maturity.

For more specific information about the “basket return amount” and the “allocated commodity returns,” please see “Description of the Notes—Basket Return Amount” in this pricing supplement.

Where Can I Find Examples of Hypothetical Maturity Payments?

For examples of hypothetical maturity payments, see “Description of the Notes—Hypothetical Maturity Payment Examples” in this pricing supplement.

What Will I Receive if I Sell the Notes Prior to Maturity?

If you choose to sell your notes before maturity, you are not guaranteed to receive 98% of the principal amount of the notes you sell. You should refer to the sections “Risk Factors Relating to the Notes—No Partial Principal Protection Unless You Hold the Notes To Maturity,” “—The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” and “—You May Not Be Able to Sell Your Notes if an Active Trading Market for the Notes Does Not Develop” in this pricing supplement for further information. You will receive at least 98% of the principal amount of your notes if you hold the notes at maturity.

What is the London PM Fix of Gold Price?

Unless otherwise stated, all information on the London PM Fix of gold price provided in this pricing supplement is derived from the London Gold Market Fixing Ltd. or other publicly available sources. The London PM Fix of gold price is set by the five members of the LGMF during the afternoon session of the twice daily gold price fix which starts at 3:00 p.m. London, England time. During each session, orders are placed either with one of the five fixing members or with another bullion dealer who will then be in contact with a fixing member during the fixing. The fixing members net-off all orders when communicating their individual net interest at the fixing. The fix begins with the fixing chairman suggesting a “trying price,” reflecting the market price prevailing at the opening of the fix. This is relayed by the fixing members to their dealing rooms which have direct communication with all interested parties. Any market participant may enter the fixing process at any time, or adjust or withdraw its order. The gold price is adjusted up or down until all the buy and sell orders are matched, at which time the price is declared fixed. All fixing orders are transacted on the basis of this fixed price, which is instantly relayed to the market through various media. As of June 24, 2008, the five members of the London Gold Market Fixing Ltd. were the Bank of Nova Scotia—Scotia Mocatta, Barclays Capital, Deutsche Bank AG London, HSBC and Société Générale Corporate & Investment Banking.

Please note that an investment in the notes does not entitle you to any ownership or other interest in gold.

What is the London PM Fix of Platinum Price?

Unless otherwise stated, all information on the London PM Fix of platinum price provided in this pricing supplement is derived from the London Platinum and Palladium Market or other publicly available sources. The London PM Fix of platinum price is set by the fixing members of the LPPM during the afternoon session of the twice daily platinum price fix which starts at 2:00 p.m. London, England time. During each session, orders are placed either with one of the fixing members or with another bullion dealer who will then be in contact with a fixing member during the fixing. The fixing members net-off all orders when communicating their individual net interest at the fixing. The fix begins with the fixing chairman suggesting a “trying price,” reflecting the market price prevailing at the opening of the fix. This is relayed by the fixing members to their dealing rooms which have direct communication with all interested parties. Any market participant may enter the fixing process at any time, or adjust or withdraw its order. The platinum price is adjusted up or down until all the buy and sell orders are matched, at which time the price is declared fixed. All fixing orders are transacted on the basis of this fixed price, which is instantly relayed to the market through various media. As of June 24, 2008, the eleven full members of the London Platinum and Palladium Market were Barclays Capital, Bear Stearns Forex Inc., Credit Suisse, Engelhard Metals Limited, Goldman Sachs International, HSBC USA London Branch, Johnson Matthey Plc, Mitsui & Co. Precious Metals Inc. (London Branch), JPMorgan Chase Bank, Standard Bank Plc and UBS AG.

Please note that an investment in the notes does not entitle you to any ownership or other interest in platinum.

What is the Cash Settlement Price for Aluminum and Copper?

Unless otherwise stated, all information on the cash settlement prices of aluminum and copper provided in this pricing supplement is derived from the London Metal Exchange Ltd. or other publicly available sources. The LME provides a transparent forum for the trading of futures contracts for non-ferrous metals and plastics. As a result of this trading, daily prices are “discovered” and published by the LME which the physical industry around the world uses as the basis of price negotiations for the physical sale or purchase of metals or plastics. The cash settlement price for aluminum and copper is set daily during the second “ring” or round of trading at the LME, during which session only those broker members permitted to take part in ring trading may process their clients’ orders on the trading floor. The cash settlement price is the last cash offer price quoted for the relevant metal at the end of the five-minute ring relating to that metal in the second ring session of the day. As of June 24, 2008, the twelve “ring dealers” of the LME were Amalgamated Metal Trading Limited, Barclays Capital, ED & F Man Commodity Advisers Limited, MAREX Financial Limited, Metdist Trading Ltd., MF Global UK Limited, Natixis Commodity Markets Limited, Newedge Group (UK Branch), Société Générale, Sucden (UK) Limited, The Royal Bank of Scotland plc and Triland Metals Ltd.

Please note that an investment in the notes does not entitle you to any ownership or other interest in copper or aluminum.

How Have the Basket Commodities Performed Historically?

We have provided graphs showing the daily settlement prices of each basket commodity, as reported on Bloomberg, from January 2, 2003 to June 24, 2008, and tables showing the high and low prices of each basket commodity for each quarter since the first quarter of 2003. You can find these graphs and tables in the sections “Description of the Gold Price,” “Description of the Platinum Price” and “Description of the Cash Settlement Prices of Aluminum and Copper” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the price of each basket commodity in recent years. However, past performance is not indicative of how any of the basket commodities will perform in the future.

Can You Tell Me More About the Effect of Citigroup Funding’s Hedging Activity?

We expect to hedge our obligations under the notes through one or more of our affiliates. This hedging activity will likely involve trading in one or more of the basket commodities or in other instruments, such as options, swaps or futures, based on one or more of the basket commodities. The costs of maintaining or adjusting this hedging activity could affect the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market. Moreover, this hedging activity may result in us or our affiliates receiving a profit, even if the market value of the notes declines. You should refer to “Risk Factors Relating to the Notes—The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” in this pricing supplement, “Risk Factors—Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and “Use of Proceeds and Hedging” in the accompanying prospectus.

Does ERISA Impose Any Limitations on Purchases of the Notes?

Employee benefit plans and other entities the assets of which are subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended, or substantially similar federal, state or local laws, including individual retirement accounts, (which we call “Plans”) will be permitted to purchase and hold the notes, provided that each such Plan shall by its purchase be deemed to represent and warrant either that (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the notes or renders investment advice with respect to those assets and (ii) the Plan is paying no more than adequate consideration for the notes or (B) its acquisition and holding of the notes is not prohibited by any such provisions or laws or is exempt from any such prohibition. However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of notes by the account, plan or annuity. Please refer to the section “ERISA Matters” in this pricing supplement for further information.

What Are the U.S. Federal Income Tax Consequences of Investing in the Notes?

Because the notes are contingent payment debt obligations of Citigroup Funding, U.S. holders of a note will be required to include original issue discount (“OID”) for U.S. federal income tax purposes in gross income on a constant yield basis over the term of the note, which yield will be assumed to be 5.175% per year, compounded semi-annually. This tax OID (computed at the assumed comparable yield) will be includible in a U.S. holder’s gross income (as ordinary income) over the term of the note (regardless of whether holders receive more, less or no payments on the notes in tax years prior to maturity). The assumed comparable yield is based on a rate at which Citigroup Funding would issue a similar debt obligation with no contingent payments. The amount of the tax OID is calculated based in part on an assumed amount representing all amounts payable on the Notes. This assumed amount is neither a prediction nor guarantee of the actual yield of, or payments to be made in respect of, a note. If the total amounts we actually pay are, in fact, less than this assumed amount, then a U.S. holder will have recognized taxable income in periods prior to maturity that exceeds that holder’s economic income from holding the note during such periods (with an offsetting ordinary loss). If the total amounts we actually pay are, in fact, higher than this assumed amount, then a U.S holder will be required to include such additional amount as ordinary income. If a U.S. holder disposes of the note prior to maturity, the U.S. holder will be required to treat any gain recognized upon the disposition of the note as ordinary income (rather than capital gain). You should refer to “Certain United States Federal Income Tax Considerations” in this pricing supplement for more information.

Will the Notes Be Listed on a Stock Exchange?

No. The notes will not be listed on any exchange.

Can You Tell Me More About Citigroup Inc. and Citigroup Funding?

Citigroup Inc. is a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers. Citigroup Funding is a wholly-owned subsidiary of Citigroup Inc. whose business activities consist primarily of providing funds to Citigroup Inc. and its subsidiaries for general corporate purposes.

What Is the Role of Citigroup Funding’s and Citigroup Inc.’s Affiliates, Citigroup Global Markets and Citibank, New York—Commodity Derivatives Calculations?

Our affiliate, Citigroup Global Markets is the agent for the offering and sale of the notes. After the initial offering, Citigroup Global Markets and/or other of our affiliated dealers currently intend, but are not obligated, to buy and sell the notes to create a secondary market for holders of the notes, and may engage in other activities described in the section “Plan of Distribution” in this pricing supplement, the accompanying prospectus supplement and prospectus. However, neither Citigroup Global Markets nor any of these affiliates will be obligated to engage in any market-making activities, or continue those activities once it has started them.

Our affiliate, Citibank, New York—Commodity Derivatives Calculations will act as calculation agent for the notes. Potential conflicts of interest may exist between Citibank, New York—Commodity Derivatives Calculations as calculation agent and you as a holder of the notes.

Are There Any Risks Associated With My Investment?

Yes. The notes are subject to a number of risks. Please refer to the section “Risk Factors Relating to the Notes” in this pricing supplement.

RISK FACTORS RELATING TO THE NOTES

An investment in the notes entails significant risks not associated with similar investments in a conventional debt security, including, among other things, fluctuations in the price of the basket commodities, and other events that are difficult to predict and beyond our control.

You May Lose a Portion of Your Investment

The amount of the maturity payment will be based on the basket return percentage. Unless the basket return percentage is positive, the payment you receive at maturity will be limited to 98% of the principal amount of your initial investment in the notes, or US$980 for each note you then hold, in which case your investment in the notes will result in a loss. This will be true even if the price of one or more of the basket commodities has increased at one or more times during the term of the notes, but the values of the other basket commodities have decreased or have not increased sufficiently.

The Basket Return Amount Will Be Offset and The Appreciation of Your Investment Will Be Limited

The amount you receive at maturity will be determined by adding the basket return amount to 98%, not 100%, of the principal amount of the notes. Thus, the basket return amount, even if greater than zero, will be offset by an amount equal to 2% of the principal amount of the notes, or US$20 per note. In addition, the maximum return amount of US$430 per note will operate to further limit the appreciation of your investment in the notes. Thus, the notes may provide less opportunity for appreciation than an investment in an instrument directly linked to the price of one or more of the basket commodities and not subject to a cap.

The Use of the Sum of the Allocated Commodity Returns on a Basket of Commodities Instead of a Single Commodity Return May Lower the Return on Your Investment

Because the basket return amount will be based on the sum of the allocated commodity return for each basket commodity, a significant increase in the price of one basket commodity during the term of the notes may be substantially or entirely offset by a decrease in the price of one or more of the other basket commodities during the term of the notes.

No Partial Principal Protection Unless You Hold the Notes to Maturity

You will be entitled to receive at least 98% of the principal amount of your notes only if you hold the notes to maturity. The market value of the notes may fluctuate and, because the notes are not principal protected prior to maturity, you may receive less than your initial investment if you sell your notes in the secondary market prior to maturity.

The Yield on the Notes May Be Lower Than the Yield On a Standard Debt Security of Comparable Maturity

The notes do not pay any interest. As a result, unless the basket return percentage is positive, the payment at maturity will be equal to only 98% of your initial investment in the notes and the effective yield on your notes will be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Funding of comparable maturity.

You Will Not Receive Any Periodic Payments on the Notes

You will not receive any periodic payments of interest or any other periodic payments during the term of the Notes.

The Prices of the Basket Commodities Are Highly Volatile and Affected by Many Complex Factors

Prices of gold and platinum are highly volatile and are affected by numerous factors. These include economic factors, including, among other things, the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the prices of gold and platinum are generally quoted), interest rates, gold and platinum borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events. Gold and platinum prices may also be affected by industry factors such as industrial and jewelry demand, lending, sales and purchases of gold and platinum by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold and platinum, levels of gold and platinum production and production costs, and short-term changes in supply and demand because of trading activities in the gold and platinum market.

Metal cash settlement prices, like those related to aluminum and copper, are highly volatile and are affected by numerous factors in addition to economic activity. These include disruptions in major metal producing or consuming regions such as Latin America, the United States and Africa. Such events tend to affect metal cash settlement prices worldwide, regardless of the location of the event.

It is not possible to predict the aggregate effect of all or any combination of the above factors on the relevant basket commodity price. If these factors result in a decrease in the prices of the basket commodities, it may reduce the basket return amount and the market value of the notes.

The Notes Will Not Be Regulated by the Commodity Futures Trading Commission

Unlike an investment in the notes, an investment in a collective investment vehicle that invests futures contracts on behalf of its participants may be regulated as a commodity pool and its operator may be required to be registered with and regulated by the Commodity Futures Trading Commission (“CFTC”) as a commodity pool operator. Because the notes are not interests in a commodity pool, they will not be regulated by the CFTC as a commodity pool, we will not be registered with the CFTC as a commodity pool operator, and you will not benefit from the CFTC’s or any non-U.S. regulatory authority’s regulatory protections afforded to persons who trade in futures contracts or who invest in regulated commodity pools.

The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest

We believe that the value of the notes in the secondary market will be affected by supply of and demand for the notes, the price of each of the basket commodities and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the notes of a change in a specific factor, assuming all other conditions remain constant.

The Price of the Basket Commodities. We expect that the market value of the notes at any given time will likely depend substantially on the changes, if any, in the price of each of the basket commodities or the relevant futures contracts underlying the basket commodities, as applicable, from their respective starting prices. In this respect, the relevant futures contract will be the first nearby futures contract as of the maturity date, and not as of any interim dates before maturity. If you choose to sell your notes when the basket commodities’ prices are less than their starting prices, you will likely receive less than the amount you originally invested.

The price of each basket commodity will be influenced by complex and interrelated political, economic, financial and other factors that can affect the markets on which the commodities are traded. Some of these factors are described in more detail in “—The Prices of the Basket Commodities Are Highly Volatile and Affected by Many Complex Factors” above.

Volatility of the Basket Commodities. Volatility is the term used to describe the size and frequency of market fluctuations. If the expected volatility of the basket commodities’ prices during the term of the notes changes, the market value of the notes may change.

Suspension or Disruption of Futures Trading May Adversely Affect the Value of the Notes. The futures markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the cessation of trading in futures contracts, the participation of speculators and government and futures exchange regulation and intervention, any of which could reduce the price per troy ounce of gold, the price per troy ounce gross of platinum or the cash settlement price of aluminum or copper, and thus, the value of the underlying basket and the market value of the notes. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuations in futures contract prices that may occur during a single business day. These limits are generally referred to as “daily price fluctuations” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price.” Once a limit price has been reached in a particular contract, no trade may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These price distortions or disruptions may affect the price per troy ounce of gold, the price per troy ounce gross of platinum or the cash settlement price of aluminum or copper, and thus the value of the underlying basket and the market value of the notes.

Interest Rates. We expect that the market value of the notes will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of the notes may decrease, and if U.S. interest rates decrease, the market value of the notes may increase.

Time Premium or Discount. As a result of a “time premium” or “discount,” the notes may trade at a value above or below that which would be expected based on the level of interest rates and the basket commodities’ prices the longer the time remaining to maturity. A “time premium” or “discount” results from expectations concerning the basket commodities’ prices during the period prior to the maturity of the notes. However, as the time remaining to maturity decreases, this “time premium” or “discount” may diminish, thereby increasing or decreasing the market value of the notes.

Hedging Activities. Hedging activities related to the notes by one or more of our affiliates will likely involve trading in one or more of the basket commodities or in other instruments, such as options, swaps or futures, based upon one or more of the basket commodities. This hedging activity could affect the market value of the notes. It is possible that we or our affiliates may profit from our hedging activity, even if the market value of the notes declines. Profit or loss from this hedging activity could affect the price at which Citigroup Funding’s affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market.

Credit Ratings, Financial Condition and Results. Actual or anticipated changes in Citigroup Funding’s financial condition or results or the credit ratings, financial condition or results of Citigroup Inc. may affect the market value of the notes. The notes are subject to the credit risk of Citigroup Inc., the guarantor of any payments due on the notes.

We want you to understand that the impact of one of the factors specified above may offset some or all of any change in the market value of the notes attributable to another factor.

The Historical Performance of the Basket Commodities Is Not an Indication of the Future Performance of the Basket Commodities

The historical performance of each of the basket commodities, which is included in this pricing supplement, should not be taken as an indication of the future performance of the relevant basket commodity during the term of the notes. Changes in the price of each basket commodity will affect the trading price of the notes, but it is impossible to predict whether the price of any of the basket commodities will rise or fall.

You Will Not Have Any Rights with Respect to the Basket Commodities

You will not own or have any beneficial or other legal interest in, and will not be entitled to any rights with respect to, the basket commodities. The notes are debt securities issued by Citigroup Funding, not an interest in the basket commodities or a futures contract or commodity option based on the price of one or all of the basket commodities.

You May Not Be Able to Sell Your Notes if an Active Trading Market for the Notes Does Not Develop

The notes have not been and will not be listed on any exchange. There is currently no secondary market for the notes. Citigroup Global Markets and/or other of Citigroup Funding’s affiliated dealers currently intend, but are not obligated, to make a market in the notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the notes. If the secondary market for the notes is limited, there may be few buyers should you choose to sell your notes prior to maturity and this may reduce the price you receive.

Citibank, New York—Commodity Derivatives Calculations Is the Calculation Agent, Which Could Result in a Conflict of Interest

Citibank, New York—Commodity Derivatives Calculations which is acting as the calculation agent for the notes, is an affiliate of ours. As a result, Citibank, New York—Commodity Derivatives Calculations’ duties as calculation agent, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to you, may conflict with its interest as an affiliate of ours.

DESCRIPTION OF THE NOTES

The description in this pricing supplement of the particular terms of the notes supplements, and to the extent inconsistent therewith replaces, the descriptions of the general terms and provisions of the debt securities set forth in the accompanying prospectus and prospectus supplement.

General

The Notes Based Upon a Basket of Commodities Due June 27, 2011 (the “Notes”) are commodity basket-linked securities issued by Citigroup Funding that have a maturity of approximately three years. The Notes pay an amount at maturity that will depend on the percentage change from the Pricing Date to the Valuation Date in the prices of the Basket Commodities (such change, a “Commodity Return”) as measured by (i) in the case of gold, the London PM Fix price of a troy ounce of gold for delivery in London, as set by the LGMF, (ii) in the case of platinum, the London PM Fix price of a troy ounce gross of platinum for delivery in Zurich, as set by the LPPM, (iii) in the case of aluminum, the cash settlement price per ton of high grade primary aluminum traded on the LME and (iv) in the case of copper, the cash settlement price per ton of copper grade A traded on the LME. Each Commodity Return will be given an allocation of 25%. If the Basket Return Percentage, is less than or equal to zero, the Basket Return Amount will equal zero and the payment you receive at maturity will equal only 98% of your initial investment in the Notes, or US$980 per Note. If the Basket Return Percentage is greater than zero, the payment you receive at maturity will equal US$980 per Note plus the Basket Return Amount. Because the amount you receive at maturity is determined by adding the Basket Return Amount to 98%, not 100%, of the principal amount of the Notes, the Basket Return Amount, even if greater than zero, will be offset by an amount equal to 2% of the principal amount of the Notes, or US$20 per Note. In addition, because the Basket Return Amount is limited to 45% of the principal amount of the Notes, or US$450 per Note, in no circumstance will the payment you receive at maturity be more than US$1,430 per Note.

The Notes are a series of debt securities issued by Citigroup Funding under the senior debt indenture described in the accompanying prospectus supplement and prospectus and any payments due under the Notes are fully and unconditionally guaranteed by Citigroup Inc. The aggregate principal amount of Notes issued will be US$10,000,000 (10,000 Notes). The Notes will mature on June 27, 2011, will constitute part of the senior debt of Citigroup Funding, and will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding. As a result of the Citigroup Inc. guarantee, any payments due under the Notes, including any payment of principal, will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The Notes will be issued only in fully registered form and in denominations of US$1,000 per Note and integral multiples thereof.

Reference is made to the accompanying prospectus supplement and prospectus for a detailed summary of additional provisions of the Notes and of the senior debt indenture under which the Notes will be issued.

Interest

We will not make any periodic payments of interest on the Notes.

Payment at Maturity

The Notes will mature on June 27, 2011. You will receive at maturity, for each US$1,000 principal amount of Notes you hold, an amount in cash equal to US$980 plus a Basket Return Amount, which may be positive or zero. The total return on your investment will not exceed the Maximum Return Amount.

Basket Return Amount

If the Basket Return Percentage is less than or equal to zero, the Basket Return Amount will equal zero.

If the Basket Return Percentage is greater than zero, the Basket Return Amount will equal the product of (a) US$1,000 and (b) the Basket Return Percentage, provided that the Basket Return Amount will not be greater than US$450 per Note.

The Maximum Return Amount will equal US$430 per Note.

The Commodity Return for each Basket Commodity will equal the following fraction:

Ending Price – Starting Price
Starting Price

The Allocated Commodity Return for each Basket Commodity will equal:

Ending Price – Starting Price	×	Allocation Percentage
Starting Price

The Allocation Percentage for each of the Basket Commodities will equal 25%.

The Basket Return Percentage will equal the sum of the Allocated Commodity Returns for each Basket Commodity.

The Basket Commodities are each of gold, platinum, aluminum and copper.

The Starting Price equals:

•	for gold, US$889.50 the price, stated in U.S. dollars, of a troy ounce of gold on the Pricing Date;

•	for platinum, US$2,037.00 the price, stated in U.S. dollars, of a troy ounce gross of platinum on the Pricing Date;

•	for aluminum, US$3,064.50 the cash settlement price, stated in U.S. dollars, of a ton of high grade primary aluminum on the Pricing Date; and

•	for copper, US$8,491.50 the cash settlement price, stated in U.S. dollars, of a ton of copper grade A on the Pricing Date.

The Ending Price will equal:

•

for gold, the price, stated in U.S. dollars, of a troy ounce of gold as set by the five members of the LGMF during the afternoon session of the twice daily gold price fix which starts at 3:00 p.m. London, England time on the Valuation Date, as quoted on Reuters Page “GOFO” or any successor page;

•

for platinum, the price, stated in U.S. dollars, of a troy ounce gross of platinum as set by the fixing members of the LPPM during the afternoon session of the twice daily platinum price fix which starts at 2:00 p.m. London, England time on the Valuation Date, as quoted on Reuters Page “STBL” or any successor page;

•

for aluminum, the cash settlement price, stated in U.S. dollars, of a ton of high grade primary aluminum traded on the LME on the Valuation Date, as quoted on Reuters Page “SETTMAL01” or any successor page; and

•	for copper, the cash settlement price, stated in U.S. dollars, of a ton of copper grade A traded on the LME on the Valuation Date, as quoted on Reuters Page “SETTMCU01” or any successor page.

If the price of any Basket Commodity on any date of determination is not reported on the relevant Reuters page or any successor page thereto, but is otherwise published on Bloomberg Page “GOLDLNPM <INDEX>“ in the case of gold; Bloomberg Page “PLTMLNPM <INDEX>“ in the case of platinum; Bloomberg Page “LOAHDY <CMDTY>“ in the case of aluminum; and Bloomberg Page “LOCADY <CMDTY>“ in the case of copper, the relevant price will be determined by reference to such relevant Bloomberg page. If the price of any Basket Commodity on any date of determination is not reported on the relevant Reuters page or any successor page thereto, or Bloomberg page or any successor page thereto, but is otherwise published by the LGMF, the LPPM or the LME, as applicable, the price for that Basket Commodity will be determined by reference to the price of that Basket Commodity so published. If any price is unavailable on any date of determination because of a Market Disruption Event or otherwise, the price of that Basket Commodity, unless deferred by the Calculation Agent as described below, will be the arithmetic mean, as determined by the Calculation Agent, of the price of the relevant Basket Commodity or the commodities futures underlying the Basket Commodity, as applicable, on that date obtained from as many dealers in the relevant Basket Commodity or in the commodities futures underlying the Basket Commodity, as applicable, (which may include Citigroup Global Markets Inc. or any of our other affiliates), but not exceeding three such dealers, as will make such price available to the Calculation Agent. The determination of the price of the relevant Basket Commodity by the Calculation Agent in the event of a Market Disruption Event may be deferred by the Calculation Agent for up to three consecutive Business Days on which a Market Disruption Event is occurring, but not past the Business Day prior to maturity.

The Pricing Date means the date of this pricing supplement and the date on which the Notes were priced for initial sale to the public.

The Valuation Date will be the fifth Business Day before maturity.

A Business Day means any day that is not a Saturday, a Sunday or a day on which the securities exchanges or banking institutions or trust companies in the City of New York or in London, England are authorized or obligated by law or executive order to close; provided, that with respect to a Market Disruption Event relating to platinum, a Business Day means any day that is not a Saturday, a Sunday or a day on which the securities exchanges or banking institutions or trust companies in the City of New York, in London, England or in Zurich, Switzerland are authorized or obligated by law or executive order to close; provided, further, that with respect to a Market Disruption Event relating to aluminum or copper, a Business Day means any day on which the LME is open for trading and the cash settlement price of aluminum or copper is calculated and published. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will be conclusive for all purposes and binding on us, Citigroup Inc. and the beneficial owners of the Notes, absent manifest error.

A Market Disruption Event means in the case of each of the Basket Commodities, as determined by the Calculation Agent in its sole discretion, the occurrence or existence of any suspension of or limitation imposed on trading (by reason of movements in price exceeding limits permitted by any relevant exchange or market or otherwise) of, or the unavailability through a recognized system of public dissemination of transaction information, for a period longer than two hours, or during the one-half hour period preceding the close of trading, on the applicable exchange or market, of accurate price, volume or related information in respect of (1) a Basket Commodity or (2) any options or futures contracts, or any options on such futures contracts relating to a Basket Commodity on any exchange or market if, in each case, in the determination of the Calculation Agent, any such suspension, limitation or unavailability is material.

Hypothetical Maturity Payment Examples

The examples below show the hypothetical maturity payments to be made on an investment of US$1,000 principal amount of Notes based on various Ending Prices of the Basket Commodities. The following examples of hypothetical maturity payment calculations are based on the following assumptions:

•	Principal amount: US$1,000 per Note

•	Starting Price of Gold: US$900.00

•	Starting Price of Platinum: US$2,065.00

•	Starting Price of Aluminum: US$2,960.00

•	Starting Price of Copper: US$8,360.00

•	Allocation Percentage: 25% for each of the Basket Commodities

•	Maximum Return Amount: US$410

•	Issue Date: June 27, 2008

•	Maturity Date: June 27, 2011

•	The Notes are purchased on the Issue Date and are held through the Maturity Date.

The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The actual maturity payment will depend on the actual Basket Return Amount, which, in turn, will depend on the actual Starting Price and Ending Price of each Basket Commodity.

	Hypothetical Basket Commodity Ending Price				Hypothetical Allocated Commodity Returns(1)				Hypothetical Basket Return Percentage	Hypothetical Basket Return Amount(2)	Hypothetical Payment at Maturity(3)	Hypothetical Note Return	Hypothetical Note Return (% per annum)
	Gold (US$)	Platinum (US$)	Aluminum (US$)	Copper (US$)	Gold	Platinum	Aluminum	Copper
1	$620.75	$1,377.00	$673.50	$12,420.50	-7.76%	-8.33%	-19.31%	12.14%	-23.255%	$0.00	$980.00	-2.00%	-0.67%
2	$872.00	$2,278.50	$1,477.50	$5,164.50	-0.78%	2.58%	-12.52%	-9.56%	-20.270%	$0.00	$980.00	-2.00%	-0.67%
3	$644.25	$2,895.00	$1,629.50	$7,196.50	-7.10%	10.05%	-11.24%	-3.48%	-11.772%	$0.00	$980.00	-2.00%	-0.67%
4	$1,113.75	$1,720.50	$1,308.12	$9,466.00	5.94%	-4.17%	-13.95%	3.31%	-8.877%	$0.00	$980.00	-2.00%	-0.67%
5	$809.50	$2,805.00	$1,594.00	$9,534.00	-2.51%	8.96%	-11.54%	3.51%	-1.581%	$0.00	$980.00	-2.00%	-0.67%
6	$1,035.00	$2,504.50	$2,064.00	$10,327.00	3.75%	5.32%	-7.57%	5.88%	7.385%	$73.85	$1,053.85	5.39%	1.80%
7	$930.00	$2,829.50	$3,363.00	$9,220.50	0.83%	9.26%	3.40%	2.57%	16.066%	$160.66	$1,140.66	14.07%	4.69%
8	$831.00	$2,828.50	$3,377.00	$12,315.50	-1.92%	9.24%	3.52%	11.83%	22.677%	$226.77	$1,206.77	20.68%	6.89%
9	$1,090.25	$3,736.00	$3,566.50	$7,618.50	5.28%	20.23%	5.12%	-2.22%	28.420%	$284.20	$1,264.20	26.42%	8.81%
10	$1,250.50	$2,849.00	$4,666.00	$13,360.00	9.74%	9.49%	14.41%	14.95%	48.589%	$430.00	$1,410.00	41.00%	13.67%

(1)	Hypothetical Allocated Commodity Return for each Basket Commodity = [(Ending Price – Starting Price) / Starting Price] x 25%

(2)	Hypothetical Basket Return Amount = US$1,000 x Basket Return Percentage, provided that the Basket Return Amount will not be less than zero or greater than US$430.

(3)	Hypothetical Payment at Maturity = US$980 + Basket Return Amount

Redemption at the Option of the Holder; Defeasance

The Notes are not subject to redemption at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying prospectus under “Description of Debt Securities—Defeasance.”

Default Interest Rate

In case of default in payment at maturity of the Notes, the Notes shall bear interest, payable upon demand of the beneficial owners of the Notes in accordance with the terms of the Notes, from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of 5.75% per annum on the unpaid amount due. If default interest is required to be calculated for a period of less than one year, it will be calculated on the basis of the actual number of days elapsed and a 360-day year consisting of twelve 30-day months.

Paying Agent and Trustee

Citibank, N.A. will serve as paying agent and registrar for the Notes and will also hold the global security representing the Notes as custodian for DTC. The Bank of New York, as successor trustee under an indenture dated as of June 1, 2005, will serve as trustee for the Notes.

Calculation Agent

The Calculation Agent for the Notes will be Citibank, New York—Commodity Derivatives Calculations. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Funding, Citigroup Inc. and the holders of the Notes. Because the Calculation Agent is an affiliate of Citigroup Funding and Citigroup Inc., potential conflicts of interest may exist between the Calculation Agent and the holders of the Notes, including with respect to certain determinations and judgments that the Calculation Agent must make in determining amounts due to holders of the Notes. Citibank, New York—Commodity Derivatives Calculations is obligated to carry out its duties and functions as Calculation Agent in good faith and using its reasonable judgment.

DESCRIPTION OF THE GOLD PRICE

General

The Basket Return Amount, if any, will be determined in part by reference to the price of a troy ounce of gold for delivery in London, generally known as the “London PM Fix of Gold Price.” We have derived all information regarding the London PM Fix of Gold Price from publicly available sources without independent verification. Such information reflects the policies of, and is subject to change without notice by, the London Gold Market Fixing Ltd. We make no representation or warranty as to the accuracy or completeness of such information.

The London PM Fix of Gold Price is set by the five members of the London Gold Market Fixing Ltd. during the afternoon session of the twice daily gold price fix which starts at 3:00 p.m. London, England time. During each session, orders are placed either with one of the five fixing members or with another bullion dealer who will then be in contact with a fixing member during the fixing. The fixing members net-off all orders when communicating their individual net interest at the fixing. The fixing begins with the fixing chairman suggesting a “trying price,” reflecting the market price prevailing at the opening of the fix. This is relayed by the fixing members to their dealing rooms which have direct communication with all interested parties. Any market participant may enter the fixing process at any time, or adjust or withdraw its order. The gold price is adjusted up or down until all the buy and sell orders are matched, at which time the price is declared fixed. All fixing orders are transacted on the basis of this fixed price, which is instantly relayed to the market through various media. As of June 24, 2008, the five members of the London Gold Market Fixing Ltd. were the Bank of Nova Scotia—Scotia Mocatta, Barclays Capital, Deutsche Bank AG London, HSBC and Société Générale Corporate & Investment Banking.

Disclaimer

The Notes are not sponsored, endorsed, sold or promoted by the London Gold Market Fixing Ltd. or by any member thereof. The London Gold Market Fixing Ltd. makes no representation or warranty, express or implied, to the purchasers of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the London gold price fixings to track general market performance of gold price. The London Gold Market Fixing Ltd. has no relationship to Citigroup Funding or the Notes. The London Gold Market Fixing Ltd. has no obligation to take the needs of Citigroup Funding or the owners of the Notes into consideration in determining the London gold fixings. The London Gold Market Fixing Ltd. is not responsible for and has not participated in the determination of the timing of, prices of, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. The London Gold Market Fixing Ltd. has no obligation or liability in connection with the administration, marketing or trading of the Notes.

Historical Data on the Gold Price

The following table sets forth, for each of the quarterly periods indicated, the high and low London PM Fix of Gold Price, as reported by Reuters. These historical data on the price of gold are not indicative of the future performance of the price of gold or what the value of the Notes may be. Any historical upward or downward trend in the price of gold during any period set forth below is not an indication that the price of gold is more or less likely to increase or decrease at any time during the term of the Notes.

	High	Low
2003
Quarter
First	$382.1000	$329.4500
Second	$371.4000	$319.9000
Third	$390.7000	$342.5000
Fourth	$416.2500	$370.2500
2004
Quarter
First	$425.5000	$390.5000
Second	$427.2500	$375.0000
Third	$415.6500	$387.3000
Fourth	$454.2000	$411.2500
2005
Quarter
First	$443.7000	$411.1000
Second	$440.5500	$414.4500
Third	$473.2500	$418.3500
Fourth	$536.5000	$456.5000
2006
Quarter
First	$584.0000	$524.7500
Second	$725.0000	$567.0000
Third	$663.2500	$573.6000
Fourth	$648.7500	$560.7500
2007
Quarter
First	$685.7500	$608.4000
Second	$691.4000	$642.1000
Third	$743.0000	$648.7500
Fourth	$841.1000	$725.5000
2008
Quarter
First	$1,011.2500	$846.7500
Second (through June 24)	$946.0000	$853.0000

The London PM Fix of Gold Price on June 24, 2008, as reported on Reuters Page “GOFO”, was US$889.50.

The following graph illustrates the historical performance of the price a troy ounce of gold based on the London PM Fix of Gold Price, as reported on Bloomberg, from January 2, 2003 through June 24, 2008. Past movements of the gold price are not indicative of future prices of gold.

DESCRIPTION OF THE PLATINUM PRICE

General

The Basket Return Amount, if any, will be determined in part by reference to the price of a troy ounce gross of platinum for delivery in Zurich generally known as the “London PM Fix of Platinum Price.” We have derived all information regarding the London PM Fix of Platinum Price from publicly available sources without independent verification. Such information reflects the policies of, and is subject to change without notice by, the London Platinum and Palladium Market. We make no representation or warranty as to the accuracy or completeness of such information.

The London PM Fix of Platinum Price is set by the members of the London Platinum and Palladium Market during the afternoon session of the twice daily platinum price fix which starts at 2:00 p.m. London, England time. During each session, orders are placed either with one of the fixing members or with another bullion dealer who will then be in contact with a fixing member during the fixing. The fixing members net-off all orders when communicating their individual net interest at the fixing. The fixing begins with the fixing chairman suggesting a “trying price,” reflecting the market price prevailing at the opening of the fix. This is relayed by the fixing members to their dealing rooms which have direct communication with all interested parties. Any market participant may enter the fixing process at any time, or adjust or withdraw its order. The platinum price is adjusted up or down until all the buy and sell orders are matched, at which time the price is declared fixed. All fixing orders are transacted on the basis of this fixed price, which is instantly relayed to the market through various media. As of June 24, 2008, the eleven full members of the London Platinum and Palladium Market were Barclays Capital, Bear Stearns Forex Inc., Credit Suisse, Engelhard Metals Limited, Goldman Sachs International, HSBC USA London Branch, Johnson Matthey Plc, Mitsui & Co. Precious Metals Inc. (London Branch), JPMorgan Chase Bank, Standard Bank Plc and UBS AG.

Disclaimer

The Notes are not sponsored, endorsed, sold or promoted by the London Platinum and Palladium Market or by any member thereof. The London Platinum and Palladium Market makes no representation or warranty, express or implied, to the purchasers of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the London platinum price fixings to track general market performance of platinum price. The London Platinum and Palladium Market has no relationship to Citigroup Funding or the Notes. The London Platinum and Palladium Market has no obligation to take the needs of Citigroup Funding or the owners of the Notes into consideration in determining the London platinum fixings. The London Platinum and Palladium Market is not responsible for and has not participated in the determination of the timing of, prices of, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. The London Platinum and Palladium Market has no obligation or liability in connection with the administration, marketing or trading of the Notes.

Historical Data on the Platinum Price

The following table sets forth, for each of the quarterly periods indicated, the high and low London PM Fix of Platinum Price, as reported by Reuters. These historical data on the price of platinum are not indicative of the future performance of the price of platinum or what the value of the Notes may be. Any historical upward or downward trend in the price of platinum during any period set forth below is not an indication that the price of platinum is more or less likely to increase or decrease at any time during the term of the Notes.

	High	Low
2003
Quarter
First	$704.0000	$603.0000
Second	$685.0000	$603.0000
Third	$714.0000	$665.0000
Fourth	$840.0000	$710.0000
2004
Quarter
First	$917.0000	$815.5000
Second	$936.0000	$767.0000
Third	$885.0000	$776.0000
Fourth	$884.0000	$821.5000
2005
Quarter
First	$883.0000	$844.0000
Second	$897.0000	$853.0000
Third	$930.0000	$860.0000
Fourth	$1,012.0000	$914.0000
2006
Quarter
First	$1,084.0000	$982.0000
Second	$1,331.0000	$1,070.0000
Third	$1,268.0000	$1,127.0000
Fourth	$1,355.0000	$1,053.0000
2007
Quarter
First	$1,248.0000	$1,118.0000
Second	$1,329.0000	$1,235.0000
Third	$1,377.0000	$1,240.0000
Fourth	$1,544.0000	$1,353.0000
2008
Quarter
First	$2,273.0000	$1,531.0000
Second (through June 24)	$2,182.0000	$1,878.0000

The London PM Fix of Platinum Price on June 24, 2008, as reported on Reuters Page “STBL”, was US$2,037.00.

The following graph illustrates the historical performance of the prices of a troy ounce gross of platinum based on the London PM Fix of Platinum Price, as reported on Bloomberg, from January 2, 2003 through June 24, 2008. Past movements of the platinum price are not indicative of future prices of platinum.

DESCRIPTION OF THE CASH SETTLEMENT PRICES OF ALUMINUM AND COPPER

General

The Basket Return Amount, if any, will be determined in part by reference to the cash settlement prices per ton of high grade primary aluminum and copper grade A set by the London Metal Exchange (“LME”). We have derived all information regarding the method by which the LME arrives at settlement prices from publicly available sources without independent verification. Such information reflects the policies of, and is subject to change without notice by, the LME. We make no representation or warranty as to the accuracy or completeness of such information.

The London Metal Exchange

The LME is a non-ferrous metals market. It offers futures and options contracts for aluminum, copper, nickel, tin, zinc and lead plus two regional aluminum alloy contracts. In 2005, the LME launched the world’s first futures contracts for plastics. The LME provides a transparent forum for the trading of futures contracts for non-ferrous metals and plastics. As a result of this trading, daily prices are “discovered” and published by the Exchange which the physical industry around the world use as the basis of price negotiations for the physical sale or purchase of metals or plastics.

The cash settlement prices per ton of high grade primary aluminum and copper grade A are set during the second “ring” or round of trading at the LME, during which session only those broker members permitted to take part in ring trading may process their clients’ orders on the trading floor. The cash settlement prices per ton of high grade primary aluminum and copper grade A are determined at the end of the five-minute ring relating to the relevant Basket Commodity in the second ring session of the day. The cash settlement prices per ton of high grade primary aluminum and copper grade A are the last cash offer price quoted for the applicable commodity at the end of the second ring session. As of June 24, 2008, the twelve “ring dealers” of the LME were Amalgamated Metal Trading Limited, Barclays Capital, ED & F Man Commodity Advisers Limited, MAREX Financial Limited, Metdist Trading Ltd., MF Global UK Limited, Natixis Commodity Markets Limited, Newedge Group (UK Branch), Société Générale, Sucden (UK) Limited, The Royal Bank of Scotland plc and Triland Metals Ltd.

Disclaimer

The Notes are not sponsored by, endorsed, sold or promoted by the LME or by any member thereof. The LME makes no representation or warranty, express or implied, to the purchasers of the Notes or any member of the public regarding the advisability of investing in the securities generally or in the Notes particularly or the ability of the LME commodity cash settlement price to track general market performance of the relevant Basket Commodity price. The LME has no obligation to take the needs of Citigroup Funding or the owners of the Notes into consideration in determining the cash settlement prices of aluminum and copper. The LME is not responsible for and has not participated in the determination of the timing of, prices of, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. The LME has no obligation or liability in connection with the administration, marketing or trading of the Notes.

Historical Data on the Aluminum Cash Settlement Price

The following table sets forth, for each of the quarterly periods indicated, the high and low cash settlement price per ton of high grade primary aluminum, as reported by Reuters. These historical data on the cash settlement price per ton of high grade primary aluminum are not indicative of the future performance of the cash settlement price per ton of high grade primary aluminum or what the value of the Notes may be. Any historical upward or downward trend in the cash settlement price per ton of high grade primary aluminum during any period set forth below is not an indication that the cash settlement price per ton of high grade primary aluminum is more or less likely to increase or decrease at any time during the term of the Notes.

	High	Low
2003
Quarter
First	$1,459.0000	$1,340.5000
Second	$1,440.5000	$1,314.5000
Third	$1,505.0000	$1,378.0000
Fourth	$1,592.5000	$1,415.0000
2004
Quarter
First	$1,754.0000	$1,578.5000
Second	$1,826.0000	$1,575.0000
Third	$1,823.0000	$1,647.0000
Fourth	$1,964.0000	$1,748.0000
2005
Quarter
First	$2,031.5000	$1,809.0000
Second	$1,991.0000	$1,694.0000
Third	$1,909.0000	$1,675.0000
Fourth	$2,289.0000	$1,831.0000
2006
Quarter
First	$2,634.0000	$2,267.0000
Second	$3,275.0000	$2,397.5000
Third	$2,614.0000	$2,367.5000
Fourth	$2,886.0000	$2,480.0000
2007
Quarter
First	$2,953.0000	$2,682.0000
Second	$2,871.0000	$2,626.0000
Third	$2,791.0000	$2,316.5000
Fourth	$2,582.0000	$2,335.5000
2008
Quarter
First	$3,175.0000	$2,359.0000
Second (through June 24)	$3,090.5000	$2,816.0000

The LME cash settlement price per ton of high grade primary aluminum on June 24, 2008, as reported on Reuters Page “SETTMAL01”, was US$3,064.50.

The following graph illustrates the historical performance of the LME cash settlement price per ton of high grade primary aluminum, as reported on Bloomberg, from January 2, 2003 through June 24, 2008. Past movements of the cash settlement price per ton of high grade primary aluminum are not indicative of future cash settlement prices per ton of high grade primary aluminum.

Historical Data on the Copper Cash Settlement Price

The following table sets forth, for each of the quarterly periods indicated, the high and low cash settlement price per ton of copper grade A, as reported by Reuters. These historical data on the cash settlement price per ton of copper grade A are not indicative of the future performance of the cash settlement price per ton of copper grade A or what the value of the Notes may be. Any historical upward or downward trend in the cash settlement price per ton of copper grade A during any period set forth below is not an indication that the cash settlement price per ton of aluminum grade A is more or less likely to increase or decrease at any time during the term of the Notes.

	High	Low
2003
Quarter
First	$1,728.0000	$1,544.5000
Second	$1,711.5000	$1,564.0000
Third	$1,824.5000	$1,638.0000
Fourth	$2,321.0000	$1,790.5000
2004
Quarter
First	$3,105.5000	$2,337.0000
Second	$3,170.0000	$2,554.0000
Third	$3,140.0000	$2,700.0000
Fourth	$3,287.0000	$2,835.0000
2005
Quarter
First	$3,424.5000	$3,072.0000
Second	$3,670.0000	$3,113.0000
Third	$3,978.0000	$3,444.0000
Fourth	$4,650.0000	$3,905.0000
2006
Quarter
First	$5,527.5000	$4,537.0000
Second	$8,788.0000	$5,561.0000
Third	$8,233.0000	$7,230.0000
Fourth	$7,740.0000	$6,290.0000
2007
Quarter
First	$6,940.0000	$5,225.5000
Second	$8,225.0000	$6,916.0000
Third	$8,210.0000	$6,960.0000
Fourth	$8,301.0000	$6,272.5000
2008
Quarter
First	$8,881.0000	$6,666.0000
Second (through June 24)	$8,884.5000	$7,921.0000

The LME cash settlement price per ton of copper grade A on June 24, 2008, as reported on Reuters Page “SETTMCU01”, was US$8,491.50.

The following graph illustrates the historical performance of the LME cash settlement price per ton of copper grade A, as reported on Bloomberg, from January 2, 2003 through June 24, 2008. Past movements of the cash settlement price per ton of copper grade A are not indicative of future cash settlement prices per ton of copper grade A.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax considerations that may be relevant to a beneficial owner of a Note that is a citizen or resident of the United States or a domestic corporation or otherwise subject to U.S. federal income tax on a net income basis in respect of a Note (a “U.S. Holder”). All references to “holders” (including U.S. Holders) are to beneficial owners of the Notes. This summary is based on U.S. federal income tax laws, regulations, rulings and decisions in effect as of the date of this pricing supplement, all of which are subject to change at any time (possibly with retroactive effect).

This summary addresses the U.S. federal income tax consequences to U.S. Holders who are initial holders of the Notes and who will hold the Notes as capital assets. This summary does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of its individual investment circumstances or to certain types of holders subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or foreign currency, financial institutions, insurance companies, tax-exempt organizations or taxpayers holding the Notes as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment, and persons whose functional currency is not the U.S. dollar. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

Investors should consult their own tax advisors in determining the tax consequences to them of holding the Notes, including the application to their particular situation of the U.S. federal income tax considerations discussed below.

Tax Characterization of the Notes

Citigroup Funding will treat each Note for U.S. federal income tax purposes as a single debt instrument issued by Citigroup Funding that is subject to U.S. Treasury regulations governing contingent debt instruments generally (the “Contingent Debt Regulations”). Each holder, by accepting a Note, agrees to this treatment of the Note and to report all income (or loss) with respect to the Note in accordance with the Contingent Debt Regulations. The remainder of this summary assumes the treatment of each Note as a single debt instrument subject to the Contingent Debt Regulations and the holder’s agreement thereto.

United States Holders

Taxation of Interest. A U.S. Holder of a Note will recognize income (or loss) on a Note in accordance with the Contingent Debt Regulations. The Contingent Debt Regulations require the application of a “noncontingent bond method” to determine accruals of income, gain, loss and deductions with respect to a contingent debt obligation. As described in more detail in the second and third succeeding paragraphs, under the noncontingent bond method, a U.S. Holder of a Note will be required for tax purposes to include in income each year an accrual of interest at the annual computational rate of 5.175%, compounded semi-annually (the “comparable yield”). The comparable yield is based on a rate at which Citigroup Funding could issue a fixed rate debt instrument with terms comparable to those of the Notes and no contingent payments. In addition, solely for purposes of determining the comparable yield pursuant to the Contingent Debt Regulations, a U.S. Holder of a Note will be assumed to be entitled to receive at maturity, in respect of each Note, a payment of US$1,165.65 (the “Projected Payment Amount”). The Projected Payment Amount is calculated as the amount required to produce the comparable yield, taking into account the Note’s issue price, and any non-contingent payments to be made on the note prior to maturity.

The comparable yield and the Projected Payment Amount are used to determine accruals of interest FOR TAX PURPOSES ONLY and are not assurances or predictions by Citigroup Funding with respect to the actual yield of or payment to be made in respect of a Note. The comparable yield and the Projected Payment Amount do not necessarily represent Citigroup Funding’s expectations regarding such yield or the amount of such payment.

Each note will be issued at par. However, there will be original issue discount for U.S. federal income tax purposes (“Tax OID”) because a U.S. Holder must accrue income at the comparable yield. Under the Tax OID rules of the Internal Revenue Code of 1986, as amended (the “Code”), and the Treasury regulations promulgated thereunder, a U.S. Holder of a Note, whether such holder uses the cash or the accrual method of tax accounting, will be required to include as ordinary interest income the sum of the “daily portions” of Tax OID on the Note for all days during the taxable year that the U.S. Holder owns the Note. As a result, U.S. Holders of Notes, including U.S. Holders that employ the cash method of tax accounting, will be required to include amounts in respect of Tax OID accruing on Notes in taxable income each year although holders will receive no payments on the Notes prior to maturity.

The daily portions of Tax OID on a Note are determined by allocating to each day in any accrual period a ratable portion of the Tax OID allocable to that accrual period. In the case of an initial holder, the amount of Tax OID on a Note allocable to each accrual period is determined by multiplying the “adjusted issue price” (as defined below) of a Note at the beginning of the accrual period by the comparable yield of a Note (appropriately adjusted to reflect the length of the accrual period). The “adjusted issue price” of a Note at the beginning of any accrual period will generally be the sum of its issue price and the amount of Tax OID allocable to all prior accrual periods, less the amount of any payments made in all prior accrual periods. Based upon the comparable yield, if a U.S. Holder that employs the accrual method of tax accounting and pays taxes on a calendar year basis buys a Note at original issue for US$1,000 and holds it until maturity, such holder will be required to pay taxes on the following amounts of ordinary income from the Note for each of the following periods: US$26.32 in 2008; US$53.80 in 2009; US$56.62 in 2010; and US$28.91 in 2011 (adjusted as described below).

Adjustments to Interest Accruals on the Notes. If, during any taxable year, a U.S. Holder receives actual payments with respect to the Notes that in the aggregate exceed the total amount of projected payments for that taxable year, the U.S. Holder will incur a “net positive adjustment” under the Contingent Debt Regulations equal to the amount of such excess. The U.S. Holder will treat a “net positive adjustment” as additional interest income, which will increase the total amount of Tax OID for that taxable year. Accordingly, the amount of taxable income that a U.S. Holder may be required to report with respect to the Note for a particular year may exceed both the amount of Tax OID and the actual cash payments received.

If a U.S. Holder receives in a taxable year actual payments with respect to the Notes that in the aggregate are less than the amount of projected payments for that taxable year, the U.S. Holder will incur a “net negative adjustment” under the Contingent Debt Regulations equal to the amount of such deficit. This adjustment will reduce the U.S. Holder’s interest income on the Notes for that taxable year, which will decrease the total amount of Tax OID for that taxable year. Accordingly, the amount of taxable income that a U.S. Holder may be required to report with respect to the Note for a particular year may differ significantly both from the amount of Tax OID and the actual cash payments received.

U.S. Holders should be aware that the information statements they receive from their brokers (on an Internal Revenue Service Form 1099) stating accrued original issue discount in respect of the Notes may not take net negative or positive adjustments into account, and thus may overstate or understate the holders’ interest inclusions.

Disposition of the Notes. When a U.S. Holder sells, exchanges or otherwise disposes of the Note (including upon repayment of the Note at maturity) (a “disposition”), the U.S. Holder’s gain (or loss) on such disposition will equal the difference between the amount received by the U.S. Holder for the Note and the U.S. Holder’s tax basis in the Note. A U.S. Holder’s tax basis (i.e., adjusted cost) in a Note will be equal to the U.S. Holder’s original purchase price for such Note, plus any Tax OID accrued by the U.S. Holder and less the amount of any payments received by the holder while holding the Note.

If the amount received on the Note at maturity exceeds the Projected Payment Amount, the U.S. Holder will be required to include any such excess in income as ordinary income. Alternatively, if the amount received at maturity is less than the Projected Payment Amount, the difference between the Projected Payment Amount and the amount received at maturity will be treated as an offset to any interest otherwise includible in income by the U.S. Holder with respect to the Note for the taxable year in which maturity occurs, but only to the extent of the amount of such includible interest. Any remaining portion of such shortfall may be recognized and deducted by the U.S. Holder as an ordinary loss to the extent of the U.S. Holder’s previous Tax OID inclusions with respect to the Note.

On a disposition of a Note other than repayment of a Note at maturity, any gain realized by a U.S. Holder will be treated as ordinary interest income. Any loss realized by a U.S. Holder on a disposition will be treated as an ordinary loss to the extent of the U.S. Holder’s Tax OID inclusions with respect to the Note up to the date of disposition. Any loss realized in excess of such amount generally will be treated as a capital loss. An individual U.S. Holder generally will be allowed a deduction for any ordinary loss without regard to the two-percent miscellaneous itemized deduction rule of Section 67 of the Code. Any capital loss recognized by a U.S. Holder will be a long-term capital loss if the U.S. Holder has held such Note for more than one year, and a short-term capital loss in other cases.

Information Reporting and Backup Withholding. Information returns may be required to be filed with the IRS relating to payments made to a particular U.S. Holder of Notes. In addition, U.S. Holders may be subject to backup withholding tax on such payments if they do not provide their taxpayer identification numbers in the manner required, fail to certify that they are not subject to backup withholding tax, or otherwise fail to comply with applicable backup withholding tax rules. U.S. Holders may also be subject to information reporting and backup withholding tax with respect to the proceeds from a sale, exchange, retirement or other taxable disposition of the Notes.

Non-United States Holders

The following is a summary of certain U.S. federal income tax consequences that will apply to Non-U.S. Holders of the Notes. The term “Non-U.S. Holder” means a beneficial owner of a Note that is a foreign corporation or nonresident alien.

Non-U.S. Holders should consult their own tax advisors to determine the U.S. federal, state and local and any foreign tax consequences that may be relevant to them.

Payment with Respect to the Notes. All payments on the Notes made to a Non-U.S. Holder, and any gain realized on a sale, exchange or redemption of the Notes, will be exempt from U.S. income and withholding tax, provided that:

(i) such Non-U.S. Holder does not own, actually or constructively, 10 percent or more of the total combined voting power of all classes of the Citigroup Funding’s stock entitled to vote, and is not a controlled foreign corporation related, directly or indirectly, to Citigroup Funding through stock ownership;

(ii) the beneficial owner of a Note certifies on Internal Revenue Service Form W-8BEN (or successor form), under penalties of perjury, that it is not a U.S. person and provides its name and address or otherwise satisfies applicable documentation requirements; and

(iii) such payments and gains are not effectively connected with the conduct by such Non-U.S. Holder to a trade or business in the United States.

If a Non-U.S. Holder of the Notes is engaged in a trade or business in the United States, and if interest on the Notes is effectively connected with the conduct of such trade or business, the Non-U.S. Holder, although exempt from the withholding tax discussed in the preceding paragraphs, generally will be subject to regular U.S. federal income tax on interest and on any gain realized on the sale, exchange or redemption of the Notes in the same manner as if it were a U.S. Holder. In lieu of the certificate described in clause (ii) of the second preceding paragraph, such a Non-U.S. Holder will be required to provide to the withholding agent a properly executed Internal Revenue Service Form W-8ECI (or successor form) in order to claim an exemption from withholding tax.

Information Reporting and Backup Withholding. In general, a Non-U.S. Holder will not be subject to backup withholding and information reporting with respect to payments made with respect to the Notes if such Non-U.S. Holder has provided Citigroup Funding with an Internal Revenue Service Form W-8BEN described above and Citigroup Funding does not have actual knowledge or reason to know that such Non-U.S. Holder is a U.S. person. In addition, no backup withholding will be required regarding the proceeds of the sale of the Notes made within the United States or conducted through certain U.S. financial intermediaries if the payor receives the statement described above and does not have actual knowledge or reason to know that the Non-U.S. Holder is a U.S. person or the Non-U.S. Holder otherwise establishes an exemption.

U.S. Federal Estate Tax. A Note beneficially owned by an individual who at the time of death is a Non-U.S. Holder should not be subject to a U.S. federal estate tax.

PLAN OF DISTRIBUTION

The terms and conditions set forth in the Global Selling Agency Agreement dated April 20, 2006 among Citigroup Funding, Citigroup Inc. and the agents named therein, including Citigroup Global Markets, govern the sale and purchase of the Notes.

Citigroup Global Markets Inc., as principal, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets, US$10,000,000 principal amount of Notes (10,000 Notes), any payments due on which are fully and unconditionally guaranteed by Citigroup Inc. Citigroup Global Markets proposes to offer some of the Notes directly to the public at market prices prevailing at the time of sale or at prices otherwise negotiated and some of the Notes to certain dealers, including Citicorp Financial Services Corp., Citigroup Global Markets Singapore Pte. Ltd. and Citigroup Global Markets Asia Limited, broker-dealers affiliated with Citigroup Global Markets, at the public offering price less a concession of US$20.00 per Note. Citigroup Global Markets may allow, and these dealers may reallow, a concession of US$20.00 per Note on sales to certain other dealers. In addition, Financial Advisors employed by Smith Barney, a division of Citigroup Global Markets, will receive a fixed sales commission of US$20.00 per Note for each Note they sell. If all of the Notes are not sold at the initial offering price, Citigroup Global Markets may change the public offering price and other selling terms.

The Notes will not be listed on any exchange.

In order to hedge its obligations under the Notes, Citigroup Funding expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “Risk Factor Relating to the Notes—The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” in this pricing supplement, “Risk Factors—Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the NASD Conduct Rules adopted by the Financial Industry Regulatory Authority. Client accounts over which Citigroup Inc. or its affiliates have investment discretion are not permitted to purchase the Notes, either directly or indirectly.

To the extent the offer of any Notes is made in any Member State of the European Economic Area that has implemented the European Council Directive 2003/71/EC (such Directive, together with any applicable implementing measures in the relevant home Member State under such Directive, the “Prospectus Directive”) before the date of publication of a valid prospectus in relation to the Notes which has been approved by the competent authority in that Member State in accordance with the Prospectus Directive (or, where appropriate, published in accordance with the Prospectus Directive and notified to the competent authority in that Member State in accordance with the Prospectus Directive), the offer (including any offer pursuant to this document) is only addressed to qualified investors in that Member State within the meaning of the Prospectus Directive or has been or will be made otherwise in circumstances that do not require the Citigroup Funding to publish a prospectus pursuant to the Prospectus Directive.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The Notes will only be available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

The Notes are being offered globally for sale in the United States, Europe, Asia and elsewhere where it is lawful to make such offers.

Purchasers of the Notes may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the issue price set forth on the cover page of this document.

The agent or dealer has agreed that it will not offer, sell or deliver any of the Notes, directly or indirectly, or distribute this pricing supplement or the accompanying prospectus supplement or prospectus or any other offering material relating to the Notes, in or from any jurisdiction, except when to the best knowledge and belief of the agent or dealer it is permitted under applicable laws and regulations. In so doing, the agent or dealer will not impose any additional obligations on Citigroup Funding.

The agent or dealer has represented and agreed that:

•

in relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (“Relevant Implementation Date”) it has not made and will not make an offer of Notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Notes to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c)	in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of Notes to the public” in relation to any Notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State;

•

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the Notes in circumstances in which Section 21(1) of the FSMA does not apply to Citigroup Funding or Citigroup Inc.;

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom;

•

it will not offer or sell any Notes directly or indirectly in Japan or to, or for the benefit of, any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person except under circumstances which will result in compliance with all applicable laws, regulations and guidelines promulgated by the relevant governmental and regulatory authorities in effect at the relevant time. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan;

•

it is aware of the fact that no securities prospectus (Wertpapierprospekt) under the German Securities Prospectus Act (Wertpapierprospektgesetz, the “Prospectus Act”) has been or will be published in respect of the Notes in the Federal Republic of Germany and that it will comply with the Prospectus Act and all other laws and regulations applicable in the Federal Republic of Germany governing the issue, offering and sale of the Notes;

•

no Notes have been offered or sold and will be offered or sold, directly or indirectly, to the public in France except to qualified investors (investisseurs qualifiés) and/or to a limited circle of investors (cercle restreint d’investisseurs) acting for their own account as defined in article L. 411-2 of the French Code Monétaire et Financier and applicable regulations thereunder; and that the direct or indirect resale to the public in France of any Notes acquired by any qualified investors (investisseurs qualifiés) and/or any investors belonging to a limited circle of investors (cercle restreint d’investisseurs) may be made only as provided by articles L. 412-1 and L. 621-8 of the French Code of Monétaire et Financier and applicable regulations thereunder; and that none of the pricing supplement, the prospectus supplement, the prospectus or any other offering materials relating to the Notes has been released, issued or distributed to the public in France except to qualified investors (investisseurs qualifiés) and/or to a limited circle of investors (cercle restreint d’investisseurs) mentioned above.

This document has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of the Singapore Statutes (the “Securities and Futures Act” or the “Act”). Accordingly, neither this document nor any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes may be circulated or distributed, nor may the Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than in circumstances where the registration of a prospectus is not required and thus only (1) to an institutional investor or other person falling within section 274 of the Securities and Futures Act, (2) to a “relevant person” (as defined in section 275 of the Securities and Futures Act) or to any person pursuant to section 275(1A) of the Securities and Futures Act and in accordance with the conditions specified in section 275 of the Securities and Futures Act, or (3) pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act. No person receiving a copy of this document may treat the same as constituting any invitation to him/her, unless in the relevant territory such an invitation could be lawfully made to him/her without compliance with any registration or other legal requirements or where such registration or other legal requirements have been satisfied. Each of the following relevant persons specified in Section 275 of the Securities and Futures Act who has subscribed for or purchased Notes, namely a person who is:

(a)	a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and of which each beneficiary is an individual who is an accredited investor,

should note that securities of that corporation or the beneficiaries’ rights and interest in that trust may not be transferred for 6 months after that corporation or that trust has acquired the Notes under Section 275 of the Securities and Futures Act pursuant to an offer made in reliance on an exemption under Section 275 of the Securities and Futures Act unless:

(i)	the transfer is made only to institutional investors, or relevant persons as defined in Section 275(2) of the Act, or arises from an offer referred to in Section 275(1A) of the Act (in the case of a corporation) or in accordance with Section 276(4)(i)(B) of the Act (in the case of a trust)

(ii)	no consideration is or will be given for the transfer; or

(iii)	the transfer is by operation of law.

WARNING TO INVESTORS IN HONG KONG ONLY: The contents of this document have not been reviewed by any regulatory authority in Hong Kong. Investors are advised to exercise caution in relation to the offer. If investors are in any doubt about any of the contents of this document, they should obtain independent professional advice.

This offer of Notes is not being made in Hong Kong, by means of any document, other than (1) to persons whose ordinary business it is to buy or sell shares or debentures (whether as principal or agent); (2) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made under the SFO; or (3) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong (the “CO”) or which do not constitute an offer to the public within the meaning of the CO.

There is no advertisement, invitation or document relating to the Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to the persons or in the circumstances described in the preceding paragraph.

ERISA MATTERS

Each purchaser of the Notes or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the Notes through and including the date of disposition of such Notes that either:

(a)	it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of ERISA, (ii) an entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of C.F.R. 2510.3-101 or otherwise, (iii) a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986, as amended (the “Code”) (for example, individual retirement accounts, individual retirement annuities or Keogh plans), or (iv) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (such law, provisions and Section, collectively, a “Prohibited Transaction Provision” and (i), (ii), (iii) and (iv), collectively, “Plans”); or

(b)	if it is a Plan, either (A)(i) none of Citigroup Global Markets Inc., its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the Notes or renders investment advice with respect to those assets, and (ii) the Plan is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by a Prohibited Transaction Provision or is exempt therefrom.

The above representations and warranties are in lieu of the representations and warranties described in the section “ERISA Matters” in the accompanying prospectus supplement. Please also refer to the section “ERISA Matters” in the accompanying prospectus.

You should rely only on the information contained or incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained or incorporated by reference in this pricing supplement or the accompanying prospectus supplement or prospectus is accurate as of any date other than the date on the front of such document.

Citigroup Funding Inc.

Medium-Term Notes, Series D

US$10,000,000 principal amount

Notes Based Upon a Basket of Commodities

Due June 27, 2011

(US$1,000 Principal Amount per Note)

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed

by Citigroup Inc.

Pricing Supplement

June 24, 2008

(Including Prospectus Supplement dated

April 13, 2006 and Prospectus dated

March 10, 2006)